SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report on Shareholding of TLI Inc.

On May 17, 2008, LG Display acquired 1,008,875 common shares of TLI as we filed on May 13, 2008, and as the following:

1.	Invested Company (“Issuer”)

1)	Name: TLI Inc.

2)	Total Number of Voting Shares Issued as of May 17, 2008: 7,760,575

2.	Investor

1)	Name of Reporting Person: LG Display Co., Ltd.

2)	Details of Shareholding of TLI Inc:

	Date of Change	Investor	Percentage of Shareholding
			Number of Shares (1)	Percent (2) (%)
Before	—	—	—	—
After	May 17, 2008	LG Display Co., Ltd.	1,008,875	13.0
Increase			1,008,875	13.0

(1)	Number of shares beneficially owned by LG Display
(2)	Shareholding ratio represented by the number of shares beneficially owned by LG Display

3)	Method of Acquisition: Third-Party Allocation of New Shares

4)	Class of Share: Common Stock

5)	Purchase Price Per Share: KRW 13,950 per share

3.	Purpose of equity investment:

LG Display Co., Ltd. made this equity investment into Issuer to participate in the management of the Issuer.

LG Display Co., Ltd. will exercise its voting rights with respect to the important matters of the Issuer, such as the election or removal of the directors and auditors, amendment of the articles of incorporation, sale or transfer of all or a material portion of the assets and merger or dissolution. While LG Display Co., Ltd. does not currently have detailed plans about the above voting rights, it will vote in line with the business objectives of the Issuer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: May 23, 2008	By:	/s/ Dong Joo Kim
(Signature)
	Name:	Dong Joo Kim
	Title:	Vice President/
Finance & Risk Management Department